March 8, 2010

Filed electronically via Edgar

Christian Windsor

Special Counsel

Securities & Exchange Commission

Washington, D.C. 20549

RE:	Washington Federal, Inc.

Form 10-K for the fiscal year ended September 30, 2009

File Number 0-25454

Dear Mr. Windsor:

We are in receipt of your letter dated March 2, 2010 and respectfully request an extension of the 10 business day response due date to 20 business days. We are currently in the process of assisting the U.S. Treasury in their auctioning of the WFSL warrants that they received in conjunction with the Capital Purchase Program investment made in Washington Federal. Additionally, we are working on the purchase accounting to properly record the FDIC assisted acquisition of Horizon Bank on January 8, 2010.

Per my telephone conversation with Mr. David Irving this morning, we will consider this request for extension granted unless we here to the contrary.

Thank you for your consideration of this request. You can contact me via phone 206-777-8331 or fax 206-777-8341 or email brent.beardall@washingtonfederal.com if needed.

Sincerely,

/s/ Brent J. Beardall
Brent J. Beardall
Executive Vice President and
Chief Financial Officer